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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65163

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SFG Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Wanaque Avenue, Suite 300
(No. and Street)

Pompton Lakes	New Jersey	07442-2130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vasken H. Setrakian	212-683-0793	vsetrakian@sfgsecurities.com
	(Area Code - Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

08/09/2011	5510
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vasken Setrakian, President, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of SFG Securities, Inc. (Company), as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case be, has any proprietary interest in any account classified solely as that of a customer.

Vasken Setrakian, President

Notary Public

NEBRISSA SONG
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50063325
My Commission Expires 7/3/2022

This filing** contains (check all applicable boxes):

This filing** contains (check all applicable boxes):

X (a) Statement of financial condition.
X (b) Notes to statement of financial condition.
X (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
X (d) Statement of cash flows.
X (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
X (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). ☐
(z) Other: __________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of SFG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SFG Securities, Inc. as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SFG Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SFG Securities, Inc.'s management. Our responsibility is to express an opinion on SFG Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SFG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of SFG Securities, Inc.'s financial statements. The supplemental information is the responsibility of SFG Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as SFG Securities, Inc.'s auditor since 2017.

Bethlehem, PA

February 24, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

SFG SECURITIES, INC.
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	11,433
Receivable from Related Party		280
Prepaid Expenses		1,187
Total Assets	$	12,900
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Expenses	$	3,179
Total Liabilities		3,179
Stockholder's Equity		
Common stock - no par value		
1,500 shares authorized,		
1 share issued and outstanding		1
Additional paid-in capital		142,999
Accumulated (deficit)		(133,279)
Total Stockholder's Equity		9,721
Total Liabilities and Stockholder's Equity	$	12,900

See accompanying notes to the financial statements.

SFG SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2021

Revenue:	$	-
Expenses:		
Insurance expense		472
Professional fees		8,576
Regulatory fees		2,195
Rent Expense		1,200
Taxes		2,624
Telephone Expense		587
Total Expenses		15,654
Net Loss	$	(15,654)

See accompanying notes to the financial statements.

SFG SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended Decmeber 31, 2021

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balances, January 1, 2021	$ 1	$ 126,999	$ (117,625)	$ 9,375
Stockholder contributions		16,000		16,000
Net (loss) for the year	-	-	(15,654)	(15,654)
Balances, December 31, 2021	$ 1	$ 142,999	$ (133,279)	$ 9,721

See accompanying notes to the financial statements.

SFG SECURITIES, INC.

Statement of Cash Flows

For the Year Ended Decmeber 31, 2021

Cash Flows From Operating Activities:		
Net (Loss)	$	(15,654)
Adjustments to reconcile net loss to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in receivable from related party		(280)
(Increase) in prepaid expenses		(112)
Increase in accrued expenses		1,929
Net cash (used) by operating activities		(14,117)
Cash flows from financing activities:		
Stockholder contributions		16,000
Net cash provided by financing activities		16,000
Net increase in cash		1,883
Cash at beginning of year		9,550
Cash at end of year	$	11,433
Supplemental disclosure:		
Income taxes paid		58
Interest expense paid		-

See accompanying notes to to the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SFG Securities, Inc. ("Company") was formed November 29, 2001 in the State of Delaware as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. (SIPC). The Company is a wholly-owned subsidiary of Setrakian Financial Group LLC.

The Company is a limited purpose broker dealer, engaged in the private placement of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contracts with Customers

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company earns revenue for private placement of securities typically from companies seeking financing for introduction of capital sources. Compensation is structured pursuant to a written agreement and is recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

For the year ended December 31, 2021, the Company did not have earned income. There were no receivables from Contracts with Customers for the years ended December 31, 2020 and December 31, 2021. Management has determined no allowance for credit losses is necessary at December 31, 2021.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2021, the Company had net capital of $8,254, which was $3,254 in excess of the amount required. The Company's aggregate indebtedness to net capital ratio was 0.39 to 1.

NOTE 4 - INCOME TAXES

The Company's financial statements and tax returns are prepared using the accrual basis of accounting.

As of December 31, 2021 the Company had a federal net operating loss (NOL) carry forward of $132,052. $54,733 of the NOL carryforward can be carried forward indefinitely, however, is limited to 80% of taxable income in any year. The remaining balance of the NOL carryforward expires between 2028 and 2037. As of December 31, 2021, the Company had NY NOL carryforward of $93,726 and a NJ NOL carryforward of $93,432, which expire between 2035 and 2041. Management believes that it is more likely than not that the benefit from these NOL carryforwards will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax assets related to these NOL carryforwards. For the year ended December 31, 2021, the federal, NY and NJ NOL carryforward balances and valuation allowances increased by $15,654, $13,030, $13,030 respectively.

Expiration of NOL carryforwards:

Year	Federal	NJ	NY
2028	$ 11,943	$ -	$ -
2029	7,077	-	-
2030	3,188	-	-
2031	2,219	-	-
2032	2,906	-	-
2033	4,089	-	-
2034	2,608	-	-
2035	16,099	16,043	16,068
2036	17,569	17,300	17,569
2037	9,621	9,621	9,621
2038	-	11,732	11,732
2039	-	12,985	12,985
2040	-	12,721	12,721
2041	-	13,030	13,030
Total	$ 77,319	$ 93,432	$ 93,726

For the year ended December 31, 2021, $541 of interest and penalties related to tax filings have been realized. The Company is no longer subject to federal tax examinations for years prior to 2018.

NOTE 5 - OPERATING LEASE

The Company leases its offices from Pompton Plaza Associates, LLC, a related party. Monthly rent charged to the Company is $100. Rent expenses for the year ended December 31, 2021 were $1,200. The lease agreement is for a twelve month period, ending on December 31, 2021 and can be renewed on a month to month basis thereafter. Future minimum lease payments for this commitment are $300.

NOTE 6 - RELATED PARTY TRANSACTIONS

Setrakian Financial Group LLC is the holding company of SFG Securities, Inc. (the Broker-Dealer). Setrakian Financial Group LLC periodically makes capital contributions to support the operations of the Broker-Dealer. For the year ended December 31, 2021, $16,000 of capital contributions were made to the Broker-Dealer. As of December 31, 2021, no amounts were due from or to Setrakian Financial Group LLC.

Pompton Plaza Associates, LLC (Pompton) is a property management company that is under common ownership with the Broker-Dealer. During the year ended December 31, 2021, the Broker-Dealer rented office space from Pompton (see note 5). In addition, during the year ended December 31, 2021, the Broker-Dealer paid $280 in utilities expense on behalf of Pompton. As of December 31, 2021, there is a balance due to the Broker-Dealer from Pompton of $280 related to these expenses. At December 31, 2021, this amount is included in receivable from related party.

NOTE 7 – RISKS AND UNCERTAINTIES

The Covid-19 pandemic continued in 2021, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2022, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

SFG SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release No. 34-70073. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release No. 34-70073. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SFG SECURITIES, INC.

Schedule I: Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2021

Total stockholder's equity from the statement of financial condition	$	9,721
Deductions and/or charges		
Non-allowable assets:		
Receivable from related party		280
Prepaid Expense		1,187
Total deductions and/or charges		1,467
Net capital before haircuts on securities		8,254
Haircuts on securities		-
Net capital	$	8,254
Aggregate indebtedness		
Accrued expenses	$	3,179
Total aggregate indebtedness	$	3,179
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	3,254
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	2,254
Ratio of aggregate indebtedness to net capital		0.39 to 1

Reconciliation with the Company's Computation of Net Capital		
Net Capital as reported in the Company's FOCUS Part IIA (Unaudited)	$	11,408
Net Audit Adjustments		(2,874)
Increase in Non Allowable Assets		(280)
Net Capital per above	$	8,254

SFG SECURITIES, INC.'s Exemption Report

200 WANAQUE AVENUE, SUITE 300, POMPTON LAKES, NJ 07442

Exemption Report January 1, 2021 through December 31, 2021.

SFG SECURITIES, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SFG SECURITIES, INC.

I, Vasken Setrakian swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] 2/22/2022

Vasken Setrakian, President Dated:

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of SFG Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) SFG Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SFG Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SFG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

February 24, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com